

March 26, 2013

VIA E-Mail
Mr. Robin Lee
Chief Financial Officer and Treasurer
SPDR Gold Trust
c/o World Gold Trust Services, LLC
510 Madison Avenue, 9th Floor
New York, New York 10022

  Re: SPDR Gold Trust
    Form 10-K for the fiscal year ended September 30, 2012
    Filed November 28, 2012
    File No. 001-32356

Dear Mr. Robin Lee:

  We have reviewed your response letter dated March 8, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Note 2.1 – Valuation of Gold, page F-8

1. We have considered your response to comment four. We note from disclosures on page 9 that you indicated gold held in unallocated accounts are not segregated from the Custodian's assets and therefore the account holder has no ownership interest in any specific bars of gold that the bullion dealer holds or owns. Given that "unallocated" gold is not ownership of physical gold, please expand your analysis to further describe your rationale for applying the same accounting to both allocated and unallocated gold bullion. Your response should also address your consideration of whether unallocated gold represented a hybrid instrument composed of a debt host with an embedded gold

derivative that required bifurcation. Reference is made to Topic 815-15 of the Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Howard Efron at (202) 551-3439 or me at (202) 551-3468 if you have any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Staff Accountant